# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Addentax Group Corp., CIK 0001650101
CUSIP: 00653L400
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen City, China (F4), 518000
Date of event which requires filing of this statement: 08/20/2026
Amends the filing with accession number 0001493152-26-024317
Filed by CIK 0002133757
Persons authorized to receive notices and communications: OR SHAN SHAN, Flat G7, Block E, Mount Pavilia,, No.663 Clear Water Bay Road, Hong Kong, Hong Kong (K3), 999077, 852 6511 1689

## Reporting persons
- OR SHAN SHAN (CIK 0002133757): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 137,790; shared voting power 0; sole dispositive power 137,790; shared dispositive power 0; aggregate amount beneficially owned 137,790 (6.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Addentax Group Corp.
Address of issuer's principal executive offices: Kingkey 100, Block A, Room 4805, Luohu District, Shenzhen City, China (F4), 518000

## Signatures
- OR SHAN SHAN: /s/ OR SHAN SHAN, OR SHAN SHAN (08/20/2026)